UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 15, 2004

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Essential Fact about differences with Bank Do Brazil, Chilean Branch.
  A filing indicated in (1) in Spanish.
  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the complements to Essential Fact about differences with Bank Do Brazil, Chilean Branch, indicated in (1).
  A filing indicated in (3) in Spanish.

SANTIAGO, January 14, 2004

DA.009/04

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

In compliance with the ninth section and second clause of the tenth section of Law number 18.045, and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendence, enclosed I send you a report of certain relevant events about the company and the public offering.

Sincerely yours,

Eduardo Viada Aretxabala

Chairman of the Board (Temporary)

Supermercados Unimarc S.A.

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A

Inscription Registers of Values No.447

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No.30, I communicate the following essential fact regarding the society.

Given the strong revaluation of the Chilean peso for a precipitate and not forecast decrease of the value of the dollar, the obligations of Supermercados Unimarc S.A. with the Bank Do Brazil, for approximately Ch$2.250.000.000, saw increased their expression in that foreign currency, overcoming the limits established by the Headquarters House of the saying Bank in Brasilia.

The above-mentioned motivated a series of negotiations between the affected, Bank Do Brazil and Supermercados Unimarc S.A., in order to solve the problem, which remained full satisfaction of the parts on yesterday afternoon.

The rising in the value of the securities of Supermercados Unimarc S.A. yesterday, that overcame in Stock Exchange to the 30%, we understand that it does not keep no relationship with these facts, but rather with the better administration that comes carrying out the Company with the new administration, or because of the actions of speculators.

For this, we specified that no shareholders of the group controller, of more than the 80% of the securities of the Society, have bought neither sold actions of her.

This information surrenders the public given opinion the wave of murmurs motivated by the rise, that we esteemed storm, of the actions of the Company and, at the request of the Superintendencia de Valores y Seguros regarding the situation with Bank Do Brazil.

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

Inscripción Registro de Valores No. 447

En conformidad a lo establecido en el artículo noveno e inciso segundo del artículo 10, ambos de la Ley 18.045, y de conformidad a lo señalado en la Norma de Carácter General No. 30, comunico el siguiente hecho esencial respecto de la sociedad.

Dada la fuerte revaluación del peso por una precipitada e impredecible disminución del valor del dólar, las obligaciones de Supermercados Unimarc S.A. con el Banco Do Brasil, por aproximadamente $2.250.000.000, vieron aumentada su expresión en esa moneda extranjera, superando los límites establecidos por la Casa Matriz de dicho Banco en Brasilia.

Lo anterior motivó una serie de negociaciones entre los afectados, Banco Do Brasil y Supermercados Unimarc S.A., a fin de solucionar el problema, el cual quedó resuelto a plena satisfacción de las partes en la tarde del día de ayer.

El alza en el valor de las acciones de Supermercados Unimarc S.A. el día de ayer, que superó en Bolsa al 30%, entendemos que no guarda ninguna relación con estos hechos, sino que con la mejor gestión que viene realizando la Compañía con la nueva administración, o a acción de especuladores.

Por ello, precisamos que ningún accionista del grupo controlador, de más del 80% de las acciones de la Sociedad, ha comprado ni vendido acciones de ella.

Esta información se entrega a la opinión pública dada la ola de rumores motivado por el alza, que estimamos temporal, de las acciones de la Compañía y, a petición de la Superintendencia del ramo respecto de la situación con Banco do Brasil.

SANTIAGO, January 15, 2004

DA.010/04

Mr.

Hernan Lopez Bohner

Securities and Insurance Intendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Response to Ord. No. 00365 dated 14.01.2004

Under my consideration:

Regarding request indicated in Ordinary number 00365, dated January 14, 2004, and in compliance with the ninth section and second clause of the tenth section of Law number 18.045, and as said in General Law number 30, enclosed I send an Essential Fact that complements the information sent yesterday about of certain relevant events refers to the Company and the public offering.

Sincerely yours,

Eduardo Viada Aretxabala

Chairman of the Board (Temporary)

Supermercados Unimarc S.A.

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.Inscription Registers of Values No.447

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No. 30 and facing confused and contradictory information published in the press, Supermercados Unimarc S.A. complements the Essential Fact regarding the society, sent yesterday.

The negotiations with the Bank Do Brazil, held in a convenience way for each part, finished in a successfully way on the Thursday afternoon, to whole satisfaction of the parties and without existing any illicit pressure against our society, that would had been unacceptable.

The negotiations were motivated fundamentally in a difference arised in relation with the minor value of the dollar, that had increase in their expression in foreign currency, the contracted obligations in Chilean peso, what led to overcome the amount preset in Brasilia for the Chilean Branch of saying Brazilian Bank. For this, Supermercados Unimarc S.A. paid the amount of US$2,800,000 in cash and remained slope for March 31, the adds amount of US$1,000,000 in order to pay the exact value, according to the future behavior of the price of the dollar in Chile.

Regarding the murmurs of press in the sense of having requested said foreign Bank the bankruptcy of our Society in the context of the referred negotiations, we could inform that we does not have no antecedent in this respect, by no means we have been notified of such eventual crime proceed, that does not agree with the Chilean legislation and less with the conduct of a state Bank from Brazil, of the prestige of the Bank Do Brazil.

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

Inscripción Registro de Valores No. 447

En conformidad a lo establecido en el artículo noveno e inciso segundo del artículo 10, ambos de la Ley 18.045, y de conformidad a lo señalado en la Norma de Carácter General No.30 y ante confusas y contradictorias informaciones de prensa, Supermercados Unimarc S.A. complementa el Hecho Esencial respecto de la sociedad, enviado el día de ayer.

Las negociaciones con el Banco Do Brasil, sostenidas en la mayor armonía, terminaron de manera exitosa en la tarde del día Martes pasado, a entera satisfacción de las partes y sin existir ninguna ilícita presión en contra de nuestra sociedad, la que hubiese sido inaceptable. Las negociaciones se motivaron fundamentalmente en la diferencia surgida con motivo del menor valor del dólar, que hizo aumentar en su expresión en moneda extranjera, las obligaciones contraídas en pesos chilenos, o que llevó a superar los cupos prefijados en Brasilia para la sucursal chilena de dicho Banco brasileño. Por ello, Supermercados Unimarc S.A. pagó al contado US$2.800.000 y quedó pendiente para el 31 de Marzo, la suma de US$1.000.000 a fin de resolver su exacto valor, según el comportamiento futuro del precio del dólar en Chile.

Respecto de los rumores de prensa en el sentido de haber solicitado dicho Banco extranjero la quiebra de nuestra Sociedad en el contexto de las referidas negociaciones, podemos informar que no tenemos ningún antecedente al respecto ni mucho menos hemos sido notificados de tal eventual ilícito proceder, que no se aviene con la legislación chilena y menos con la conducta de un Banco estatal de Brasil, del prestigio del Banco Do Brasil.